Filed by WesBanco, Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Western Ohio Financial Corporation

Commission File No. 0-24120

Date: July 28, 2004

Presentation presented by WesBanco, Inc. at the Fifth Annual KBW Community Bank Investor Conference
on July 28, 2004, at approximately 11:10 am.

WesBanco

FIFTH ANNUAL KBW COMMUNITY BANK INVESTOR CONFERENCE

JULY 28, 2004

WesBanco

WesBanco

FORWARD LOOKING DISCLOSURE

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, as well as Form 10-Q for the prior quarter ended March 31, 2004, which is available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

CORPORATE PROFILE*

NASDAQ: WSBC

- $3.5 billion in assets
- $2.0 billion in loans
- $2.4 billion in deposits
- Serving 155,000 deposit customers
- Insider & KSOP ownership: 9.3% [(1)]
- $573 million market cap

*Data as of 6/30/2004 (1) Insider data as of the most recent proxy

WesBanco

YTD 2004 RESULTS

(dollars in thousands)	YTD 2004	YTD 2003	% CHG
Net income	**$ 19,122**	$ 16,630	**15.0%**
EPS - diluted	**$ 0.97**	$ 0.82	**18.3%**
Return on assets	**1.13%**	1.01%	**11.9%**
Return on equity	**12.02%**	10.41%	**15.5%**
Return on tangible equity	**14.65%**	12.69%	**15.4%**
Tier I leverage	**10.11%**	8.70%	**16.2%**
Efficiency Ratio	**57.38%**	58.33%	**-1.6%**

MARKET PRESENCE



Ohio
Weirton
Pittsburgh
Washington
St. Clairsville
Wheeling
Pennsylvania
Columbus
Cambridge
Morgantown
Maryland
Fairmont
Parkersburg
West Virginia
Charleston
Virginia

MARKET SHARE

- Ranked No. 3 in WV
- 75% of deposits in counties where WesBanco is ranked in the top 3 in market share

PENDING ACQUISITION

WesBanco

WESTERN OHIO FINANCIAL [1]

- Accretive to 2005 earnings by over 1%
- $408 million in assets; 7 Offices & 15 ATM's
- Price to Book Value of 140.5%
- 24.6x times 2003 earnings
- Core Deposit Premium of 10.6%
- Closing date 3rd quarter 2004 [2]
- Cost savings in range of 24 to 28%

[1] All data as of announcement date [2] Pending Western Ohio Shareholder approval at 8/17/2004 special meeting

WesBanco

OHIO EXPANSION


OHIO
CHAMPAIGN
MIAMI
CLARK
MADISON
FRANKLIN
MONTGOMERY
Piqua
St. Paris
Urbana
Mechanicsburg
Powell
Orange
Westerville
Dublin
Plain City
New Albany
Upper Arlington
Gahanna
Hilliard
Troy
Tipp City
New Carlisle
New Moorefield
Springfield
Columbus
Union
Huber Heights
Harmony
London
Grove City
Pickerington
Enon
South Charleston
Obetz
Groveport
Yellow Springs
Pleasant Corners
Fairborn
Northridge
Dayton
Beavercreek
Drexel
Cedarville
Ashville
Cornerstone Bank
Cornerstone Bank
Cornerstone Bank
Cornerstone Bank
Cornerstone Bank
Cornerstone Bank
Cornerstone Bank
75
36
29
4
68
56
70
270
315
33
42
71

DEMOGRAPHICS

WesBanco

	WEST VIRGINIA	MONTGOMERY COUNTY	CLARK COUNTY	GREENE COUNTY
Population *	1,808,344	559,062	144,742	147,886
Median Income *	$ 29,696	$ 40,156	$ 40,340	$ 48,656
Per Capita Income *	$ 16,477	$ 21,743	$ 19,501	$ 23,057
Market Share (1)	8.9%	0.2%	12.8%	2.5%

The 3 Ohio counties combined represent 47% of the West Virginia population.

2.3 % market share in Springfield/Dayton Metro Area (1)

* Source: Census Bureau - 2000 Census (1) As of 6/30/2003

PENNSYLVANIA EXPANSION


2 New Loan Production offices in Pittsburgh, PA
1 New Branch Location in Washington, PA opening July 2004
Kenmawr
McKees Rocks
Moon Run
Pittsburgh
Robinson
Beechcliff
Thornburg
Fayetteville
Rosslyn Farms
Edgewood
Munhall
980
979
Gregg
Oakdale
Rennerdale
McAdams
Hickman
McDonald
Gladden Heights
Cuddy Hill
Junction
Southview
Muse Junction
Hickory
Snowden
Turkeyfoot
McMurray
McConnells Mills
Gretna
Manifold
Ginger Hill
Baidland
Washington
519
Kammerer
Hazel Kirk
East Washington
917

LOANS BY STATE

(in millions)	Loans in WV	Loans Outside WV
3/31/2003	$ 1,529	$ 296
3/31/2004(Pro Forma*)	$ 1,568	$ 726

* includes the Western Ohio Financial acquisition


3/31/2003
OUTSIDE WV 16%
IN WV 84%


3/31/2004 Pro Forma*
OUTSIDE WV 32%
IN WV 68%

DEPOSITS BY STATE

(in millions)	Deposits in WV	Deposits Outside WV
3/31/2003	$ 1,934	$ 522
3/31/2004(Pro Forma*)	$ 1,929	$ 792

* includes the Western Ohio Financial acquisition

3/31/2003



OUTSIDE WV 21%
IN WV 79%

3/31/2004 Pro Forma*



OUTSIDE WV 29%
IN WV 71%

SHARES REPURCHASED Vs. CAPITAL LEVELS



WesBanco
In thousands
1,600
1,400
1,200
1,000
800
600
400
200
-
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
'99
'00
'01
'02
'03
06/30/04
Shares repurchased
Tier I leverage

RETURN TO SHAREHOLDERS



In thousands
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$221.6 Million in dividends and stock repurchases returned to shareholders from 1999 to present
$37,011
$17,752
$28,367
$17,167
$14,975
$16,737
$19,957
$18,890
$17,856
$19,278
$4,058
$9,506
'99
'00
'01
'02
'03
6/30/2004
Dividends
Stock Repurchases

WesBanco

TRUST & INVESTMENT SERVICES[1]

- **$2.6 billion in assets under administration (@ 6/30/2004)**
- **WesMark Growth Fund top quartile in 1, 3 and 5 year periods. Ranked by Lipper in Large Cap Core Funds for periods ending 6/30/2004.**
- **WesMark Bond Fund and WesMark Small Company Growth Fund, Ranked by Lipper in top quartile for respective categories for most recent quarter ended 6/30/2004.**

WesBanco

WesMark Fund Disclosures

(1) Past performance is no guarantee of future results. Returns were achieved in market conditions highly favorable to stocks in this sector generally.

Mutual fund performance changes over time and may vary significantly from what is currently stated. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.

The WesMark Growth Fund’s one-year, three year, five-year and since inception (04/14/97) average annual total returns were: 19.47%, (0.77)%, 4.24% and 11.09% based on net asset value. Adjusted for the maximum 4.75% sales charge, the returns for the same periods were 13.76%, (2.36)%, 3.23% and 10.34%, respectively.

S & P 500 Index: An unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Investments cannot be made to an index.

For more information about the WesMark Funds, contact 1-800-864-1013 for a prospectus, which details fees and expenses that apply to a continued investment in the funds. Read it carefully before investing.

WesBanco Trust & Investment Department is the Investment Adviser to the WesMark Funds. Edgewood Services, Inc., which is not affiliated with WesBanco, is the distributor.

Mutual Funds are not bank deposits or obligations, are not guaranteed by WesBanco Bank or its affiliates and are not guaranteed by the FDIC, the Federal Reserve Board or any other government agency. Investment in mutual funds involves risk, including possible loss of the principal amount invested.

Lipper rankings are based on total return and do not reflect sales charges. Rankings for other share classes would have varied.

EARNINGS PER SHARE


$1.37
$1.41
$1.60
$1.70
$1.80
$0.82
$0.97
CAGR 8.0% from 1999 to 2004*
18.3% YOY GROWTH
'99
'00
'01
'02
'03
YTD 03
YTD 04

*Based on annualization

DIVIDENDS PER SHARE

19 consecutive years of dividend increases
Dividend yield 3.4% at 6/30/04



$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
'99
'00
'01
'02
'03
'04
Annualized

DELINQUENCY LEVELS VS PORTFOLIO GROWTH


TOTAL LOANS 30,60,90+ PAST DUE
In thousands
$38,654
$28,231
$23,521
39.1% Decrease
'02
'03
6/30/2004


TOTAL LOANS
In thousands
$1,820,885
$1,933,538
$2,030,473
11.5% increase
'02
'03
6/30/2004

Annualized net charge-off ratio at 6/30/2004 was

0.23%

LOAN TO DEPOSIT RATIO



In millions
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
84%
82%
80%
78%
76%
74%
72%
83%
78%
76%
'02
'03
6/30/04
Loans
Deposits
Loan to deposit ratio

WesBanco

INTEREST RATE RISK *

Change in Interest Rates (basis pts.)	Change in Net Interest Income from Base (1)	
(dollars in thousands)	Amount	Percent
Up 200 Rate Ramp	$ (428)	-0.38%
Up 200 Rate Shock	(5,028)	-4.51%
Up 100 Rate Shock	(1,191)	-1.07%
Down 100 Rate Shock	(565)	-0.51%

* As of May 31, 2004 (1) For the next 12-month period

STOCK PRICE



$30
$25
$20
$15
$10
$5
$0
$21.13
$23.39
$27.66
$29.13
Total Annualized Return 18.12% *
12/31/2001
12/31/2002
12/31/2003
6/30/2004

* Assumes reinvestment of dividends

STOCK PERFORMANCE*



WSBC + 410%
450%
350%
250%
150%
50%
-50%
S&P + 346%
'77
'83
'89
'95
'01
6/30/04
WesBanco
S & P 500

* Total return assumes no reinvestment of dividends

INVESTMENT IN WESBANCO

- Stable and consistent growth in earnings
- Improving credit quality
- Strong capital levels
- Acquisition-oriented
- Strong stock performance (vs. S&P 500)
- Dividend yield of 3.4% @ 6/30/04

Questions ?